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                                                                    Exhibit 99.1

                      AMENDMENT NO. 3 TO RSI HOLDINGS, INC.
                                STOCK OPTION PLAN


           This Amendment is made as of the 15th day of January, 1998, to the RSI Holdings, Inc. Stock Option Plan, as amended to date (the "Plan").

           1. The second sentence of Section 4 entitled "Stock Subject to Plan" shall be deleted and replaced with the following:

                     An aggregate of 750,000 shares are reserved for the grant under this Plan of Options, any or all of which, at the Board's (or Committee's, as applicable) discretion, may be intended to qualify as incentive stock options under
                     Section 422 of the Code.

           In all other respects the Plan shall remain unchanged.

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